UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Trillium Therapeutics Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

89620X506

(CUSIP Number)

Louis S. Citron, Esq.

New Enterprise Associates

1954 Greenspring Drive, Suite 600, Timonium, MD 21093

(410) 842-4000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 20, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89620X506	13D	Page 2 of 22 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Growth Equity Opportunities Fund V, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware Limited Liability Company

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 6,586,363 shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 6,586,363 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,586,363 shares (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14.	TYPE OF REPORTING PERSON (see instructions) OO
(1)	Includes only shares directly held by Growth Equity Opportunities Fund V, LLC (“GEO V”). GEO V may be deemed to be part of a voting group and may be deemed to have beneficial ownership of the shares held by such voting group. See Item 4 and Item 5.

CUSIP No. 89620X506	13D	Page 3 of 22 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) New Enterprise Associates 16, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware Limited Partnership

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 6,586,363 shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 6,586,363 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,586,363 shares (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14.	TYPE OF REPORTING PERSON (see instructions) PN
(1)	Includes only shares directly held by GEO V. GEO V may be deemed to be part of a voting group and may be deemed to have beneficial ownership of the shares held by such voting group. See Item 4 and Item 5.

CUSIP No. 89620X506	13D	Page 4 of 22 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NEA Partners 16, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware Limited Partnership

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 6,586,363 shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 6,586,363 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,586,363 shares (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14.	TYPE OF REPORTING PERSON (see instructions) PN
(1)	Includes only shares directly held by GEO V. GEO V may be deemed to be part of a voting group and may be deemed to have beneficial ownership of the shares held by such voting group. See Item 4 and Item 5.

CUSIP No. 89620X506	13D	Page 5 of 22 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NEA 16 GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware Limited Liability Company

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 6,586,363 shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 6,586,363 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,586,363 shares (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14.	TYPE OF REPORTING PERSON (see instructions) OO
(1)	Includes only shares directly held by GEO V. GEO V may be deemed to be part of a voting group and may be deemed to have beneficial ownership of the shares held by such voting group. See Item 4 and Item 5.

CUSIP No. 89620X506	13D	Page 6 of 22 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Forest Baskett
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 6,586,363 shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 6,586,363 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,586,363 shares (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14.	TYPE OF REPORTING PERSON (see instructions) IN
(1)	Includes only shares directly held by GEO V. GEO V may be deemed to be part of a voting group and may be deemed to have beneficial ownership of the shares held by such voting group. See Item 4 and Item 5.

CUSIP No. 89620X506	13D	Page 7 of 22 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ali Behbahani
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 6,586,363 shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 6,586,363 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,586,363 shares (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14.	TYPE OF REPORTING PERSON (see instructions) IN
(1)	Includes only shares directly held by GEO V. GEO V may be deemed to be part of a voting group and may be deemed to have beneficial ownership of the shares held by such voting group. See Item 4 and Item 5.

CUSIP No. 89620X506	13D	Page 8 of 22 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Carmen Chang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 6,586,363 shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 6,586,363 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,586,363 shares (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14.	TYPE OF REPORTING PERSON (see instructions) IN
(1)	Includes only shares directly held by GEO V. GEO V may be deemed to be part of a voting group and may be deemed to have beneficial ownership of the shares held by such voting group. See Item 4 and Item 5.

CUSIP No. 89620X506	13D	Page 9 of 22 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Anthony A. Florence, Jr.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 6,586,363 shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 6,586,363 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,586,363 shares (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14.	TYPE OF REPORTING PERSON (see instructions) IN
(1)	Includes only shares directly held by GEO V. GEO V may be deemed to be part of a voting group and may be deemed to have beneficial ownership of the shares held by such voting group. See Item 4 and Item 5.

CUSIP No. 89620X506	13D	Page 10 of 22 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mohamad H. Makhzoumi
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 6,586,363 shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 6,586,363 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,586,363 shares (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14.	TYPE OF REPORTING PERSON (see instructions) IN
(1)	Includes only shares directly held by GEO V. GEO V may be deemed to be part of a voting group and may be deemed to have beneficial ownership of the shares held by such voting group. See Item 4 and Item 5.

CUSIP No. 89620X506	13D	Page 11 of 22 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Scott D. Sandell
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 6,586,363 shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 6,586,363 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,586,363 shares (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14.	TYPE OF REPORTING PERSON (see instructions) IN
(1)	Includes only shares directly held by GEO V. GEO V may be deemed to be part of a voting group and may be deemed to have beneficial ownership of the shares held by such voting group. See Item 4 and Item 5.

CUSIP No. 89620X506	13D	Page 12 of 22 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Peter W. Sonsini
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 6,586,363 shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 6,586,363 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,586,363 shares (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14.	TYPE OF REPORTING PERSON (see instructions) IN
(1)	Includes only shares directly held by GEO V. GEO V may be deemed to be part of a voting group and may be deemed to have beneficial ownership of the shares held by such voting group. See Item 4 and Item 5.

CUSIP No. 89620X506	13D	Page 13 of 22 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Paul Walker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 6,586,363 shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 6,586,363 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,586,363 shares (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14.	TYPE OF REPORTING PERSON (see instructions) IN
(1)	Includes only shares directly held by GEO V. GEO V may be deemed to be part of a voting group and may be deemed to have beneficial ownership of the shares held by such voting group. See Item 4 and Item 5.

CUSIP No. 89620X506	13D	Page 14 of 22 Pages

Item 1.  Security and Issuer.

This Amendment No. 4 (“Amendment No. 4”) to Schedule 13D amends and supplements the Schedule 13D originally filed on June 9, 2017, Amendment No. 1 thereto filed on December 5, 2017, Amendment No. 2 thereto filed on March 4, 2019 and Amendment No. 3 thereto filed on February 4, 2020 relating to the common shares, without nominal or par value (the “Common Stock”) of Trillium Therapeutics Inc. (the “Issuer”) having its principal executive office at c/o Trillium Therapeutics USA Inc., 100 CambridgePark Drive, Suite 510, Cambridge, Massachusetts, 02140.

Certain terms used but defined in this Amendment No. 4 have the meanings assigned thereto in the Schedule 13D (including Amendment No. 1, Amendment No. 2 and Amendment No. 3 thereto). Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported on the Schedule 13D (including Amendment No. 1, Amendment No. 2 and Amendment No. 3 thereto).

Item 2.  Identity and Background.

This statement is being filed by:

(a) Growth Equity Opportunities Fund V, LLC (“GEO”);

(b) New Enterprise Associates 16, L.P. (“NEA 16”), which is the sole member of GEO, NEA Partners 16, L.P. (“NEA Partners 16”), which is the sole general partner of NEA 16; and NEA 16 GP, LLC (“NEA 16 LLC” and, together with NEA Partners 16, the “Control Entities”), which is the sole general partner of NEA Partners 16; and

(c) Forest Baskett (“Baskett”), Ali Behbahani (“Behbahani”), Carmen Chang (“Chang”) Anthony A Florence, Jr. (“Florence”), Mohamad H. Makhzoumi (“Makhzoumi”), Scott D. Sandell (“Sandell”), Peter W. Sonsini (“Sonsini”) and Paul Walker (“Walker”) (together, the “Managers”) Joshua Makower (“Makower”) and David M. Mott (“Mott”),. The Managers are the managers of NEA 16 LLC.

The persons named in this Item 2 are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

The address of the principal business office of GEO, NEA 16 and each Control Entity and Sandell is New Enterprise Associates, 1954 Greenspring Drive, Suite 600, Timonium, MD 21093. The address of the principal business office of Behbahani is New Enterprise Associates, 5425 Wisconsin Avenue, Suite 800, Chevy Chase, MD 20815. The address of the principal business office of Baskett, Chang, Makhzoumi, Sonsini and Walker is New Enterprise Associates, 2855 Sand Hill Road, Menlo Park, California 94025. The address of the principal business office of Florence is New Enterprise Associates, 104 5th Avenue, 19th Floor, New York, NY 10001.

The principal business of GEO and NEA 16 is to invest in and assist growth-oriented businesses located principally in the United States. The principal business of NEA Partners 16 is to act as the sole general partner of NEA 16. The principal business of NEA 16 LLC is to act as the sole general partner of NEA Partners 16. The principal business of each of the Managers is to manage the Control Entities, GEO and a number of affiliated partnerships with similar businesses.

During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

GEO and NEA 16 LLC are limited liability companies organized under the laws of the State of Delaware. NEA 16 and NEA Partners 16 are limited partnerships organized under the laws of the State of Delaware. Each of the Managers is a United States citizen.

CUSIP No. 89620X506	13D	Page 15 of 22 Pages

Item 4.  Purpose of Transaction.

On August 20, 2021, the Issuer entered into a definitive arrangement agreement (the “Arrangement Agreement”) with Pfizer Inc. (“Pfizer”) and PF Argentum Acquisition ULC (“PF Argentum”), under which PF Argentum will acquire all of the issued and outstanding common shares and first preferred shares of the Issuer not owned by PF Argentum and its affiliates at $18.50 per share in cash (the “Arrangement”). In connection with the Arrangement Agreement, GEO and certain other stockholders of the Issuer (each a “Stockholder” and together the “Stockholders”) entered into voting and support agreements (the “Voting Agreement”) with PF Argentum pursuant to which each Stockholder agreed, among other things, and subject to the terms and conditions of the Voting Agreement, to vote their shares of Common Stock in favor of the adoption of the Arrangement Agreement, the Arrangement and other transactions contemplated thereby.  The Voting Agreement will automatically terminate upon certain events, including the termination of the Arrangement Agreement.

As a result of the Voting Agreement, the Reporting Persons may be deemed to be members of a “group” with the parties to the Voting Agreement.[1]

The foregoing description of the Voting Agreement is qualified in its entirety by reference to the Voting Agreement, which is attached as Exhibit 99.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission (“SEC”) August 23, 2021 and incorporated herein by reference.

Subject to the terms of the Voting Agreement and depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, GEO and other Reporting Persons may dispose of or acquire additional shares of the Issuer. Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

__________________________

[1] See the Schedule 13D or 13G (or an amendment thereto to the extent any material change in the facts set forth in any Schedule 13D or 13G previously filed by any other Stockholder has occurred) filed, or that the Reporting Persons anticipate will be filed, separately by each Stockholder, which includes, or will include, information regarding the other Stockholder’s jurisdiction of organization, principal business and address of principal office.

CUSIP No. 89620X506	13D	Page 16 of 22 Pages

Item 5.  Interest in Securities of the Issuer.

(a)	GEO is the record owner of the GEO Shares. As the sole member of GEO, NEA 16 may be deemed to own beneficially the GEO Shares. As the general partner of NEA 16, NEA Partners 16 may be deemed to own beneficially the GEO Shares. As the sole general partner of NEA Partners 16, NEA 16 LLC may be deemed to own beneficially the GEO Shares. As members of NEA 16 LLC, each of the Managers may be deemed to own beneficially the GEO Shares.

Each Reporting Person disclaims beneficial ownership of the GEO Shares and the shares held by other Stockholders other than those shares which such person owns of record.

The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person’s cover sheet. Such percentage was calculated based on 104,814,674 shares of Common Stock reported to be outstanding on the Issuer’s Form 10-Q, filed with the SEC on August 10, 2021.

(b)	Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See line 7 of cover sheets

(ii)	shared power to vote or to direct the vote: See line 8 of cover sheets

(iii)	sole power to dispose or to direct the disposition: See line 9 of cover sheets

(iv)	shared power to dispose or to direct the disposition: See line 10 of cover sheets

(c)	Except as set forth in Item 3 above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Shares beneficially owned by any of the Reporting Persons.

(e)	Each of Makower and Mott has ceased to own beneficially five percent (5%) or more of the Issuer’s Common Stock as a result of ceasing to be a manager of NEA 16 LLC.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided and incorporated by reference in Item 4 is hereby incorporated by reference.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13D.

Exhibit 2 – Power of Attorney regarding filings under the Securities Exchange Act of 1934, as amended.

CUSIP No. 89620X506	13D	Page 17 of 22 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

EXECUTED this 31st day of August, 2021.

GROWTH EQUITY OPPORTUNITIES FUND V, LLC

By:	NEW ENTERPRISE ASSOCIATES 16, L.P. Sole Member

By:   NEA PARTNERS 16, L.P.

General Partner

By:	NEA 16 GP, LLC General Partner

  By:          *

Louis S. Citron

Chief Legal Officer

NEW ENTERPRISE ASSOCIATES 16, L.P.

By:	NEA PARTNERS 16, L.P. General Partner

By:	NEA 16 GP, LLC General Partner

By:             *

Louis S. Citron

Chief Legal Officer

NEA PARTNERS 16, L.P.

By:	NEA 16 GP, LLC General Partner

By:             *

Louis S. Citron

Chief Legal Officer

NEA 16 GP, LLC

By:                        *

Louis S. Citron

Chief Legal Officer

CUSIP No. 89620X506	13D	Page 18 of 22 Pages

                 *

Forest Baskett

                 *

Ali Behbahani

                 *

Carmen Chang

                 *

Anthony A. Florence, Jr.

                 *

Mohamad H. Makhzoumi

                 *

Joshua Makower

                 *

David M. Mott

                 *

Scott D. Sandell

                 *

Peter W. Sonsini

                 *

Paul Walker

*/s/ Sasha O. Keough

Sasha O. Keough

As attorney-in-fact

This Amendment No. 4 to Schedule 13D was executed by Sasha O. Keough on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached as Exhibit 2.

CUSIP No. 89620X506	13D	Page 19 of 22 Pages

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of Trillium Therapeutics Inc.

EXECUTED this 31st day of August, 2021.

GROWTH EQUITY OPPORTUNITIES FUND V, LLC

By:	NEW ENTERPRISE ASSOCIATES 16, L.P. Sole Member

By:   NEA PARTNERS 16, L.P.

General Partner

By:	NEA 16 GP, LLC General Partner

  By:          *

Louis S. Citron

Chief Legal Officer

NEW ENTERPRISE ASSOCIATES 16, L.P.

By:	NEA PARTNERS 16, L.P. General Partner

By:	NEA 16 GP, LLC General Partner

By:             *

Louis S. Citron

Chief Legal Officer

NEA PARTNERS 16, L.P.

By:	NEA 16 GP, LLC General Partner

By:             *

Louis S. Citron

Chief Legal Officer

NEA 16 GP, LLC

By:                        *

Louis S. Citron

Chief Legal Officer

CUSIP No. 89620X506	13D	Page 20 of 22 Pages

                 *

Forest Baskett

                 *

Ali Behbahani

                 *

Carmen Chang

                 *

Anthony A. Florence, Jr.

                 *

Mohamad H. Makhzoumi

                 *

Joshua Makower

                 *

David M. Mott

                 *

Scott D. Sandell

                 *

Peter W. Sonsini

                 *

Paul Walker

*/s/ Sasha O. Keough

Sasha O. Keough

As attorney-in-fact

This Agreement relating to Schedule 13D was executed by Sasha O. Keough on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached hereto as Exhibit 2.

CUSIP No. 89620X506	13D	Page 21 of 22 Pages

EXHIBIT 2

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Louis S. Citron, Timothy Schaller, Sasha Keough and Stephanie Brecher, and each of them, with full power to act without the others, his or her true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his or her capacity as a direct or indirect general partner, director, officer or manager of any partnership, corporation or limited liability company, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the Financial Industry Regulatory Authority, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he or she might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his or her substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 13th day of March, 2017.

/s/ M. James Barrett

M. James Barrett

/s/ Peter J. Barris

Peter J. Barris

/s/ Forest Baskett

Forest Baskett

/s/ Ali Behbahani

Ali Behbahani

/s/ Colin Bryant

Colin Bryant

/s/ Carmen Chang

Carmen Chang

/s/ Anthony A. Florence, Jr.

Anthony A. Florence, Jr.

/s/ Carol G. Gallagher

Carol G. Gallagher

/s/ Dayna Grayson

Dayna Grayson

/s/ Patrick J. Kerins

Patrick J. Kerins

/s/ P. Justin Klein

P. Justin Klein

CUSIP No. 89620X506	13D	Page 22 of 22 Pages

/s/ Vanessa Larco

Vanessa Larco

/s/ Joshua Makower

Joshua Makower

/s/ Mohamad H. Makhzoumi

Mohamad H. Makhzoumi

/s/ Edward T. Mathers

Edward T. Mathers

/s/ David M. Mott

David M. Mott

/s/ Sara M. Nayeem

Sara M. Nayeem

/s/ Jason R. Nunn

Jason R. Nunn

/s/ Gregory Papadopoulos

Gregory Papadopoulos

/s/ Chetan Puttagunta

Chetan Puttagunta

/s/ Jon Sakoda

Jon Sakoda

/s/ Scott D. Sandell

Scott D. Sandell

/s/ A. Brooke Seawell

A. Brooke Seawell

/s/ Peter W. Sonsini

Peter W. Sonsini

/s/ Melissa Taunton

Melissa Taunton

/s/ Frank M. Torti

Frank M. Torti

/s/ Ravi Viswanathan

Ravi Viswanathan

/s/ Paul E. Walker

Paul E. Walker

/s/ Rick Yang

Rick Yang